                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                       AMERICA ONLINE LATIN AMERICA, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    02365B100
                                 (CUSIP Number)


                            Joan Burton Jensen, Esq.
                               Finser Corporation
                                550 Biltmore Way
                             Coral Gables, FL 33134
                            Telephone: (305) 442-3452

                                    Copy to:

                            Guilford W. Gaylord, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                               New York, NY 10005
                           Telephone: (212) 530-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 21, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of 13(d)-1(g), check the following box |_|.


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 2 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Riverview Media Corp.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           101,803,960  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      -0-
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           101,298,406 (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,803,960 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,740,834  (See Item 2(a) below)              /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%(1)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

--------
(1) Based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 81.0%.


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-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 3 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Gustavo A. Cisneros
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             OO (See Item 3 below)
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Venezuela
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           60,000  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY          8       SHARED VOTING POWER
               OWNED BY                    101,803,960 (See Item 5 below)
                 EACH          -------------------------------------------------
               REPORTING           9       SOLE DISPOSITIVE POWER
                PERSON                     60,000 (See Item 5 below)
                 WITH          -------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           101,298,406 (See Item 5 below)
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,863,960 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,740,834  (See Item 2(a) below)                /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%(2)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

--------
(2) Based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 81.0%.


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
-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 4 of 10 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Ricardo J. Cisneros
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             OO (See Item 3 below)
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Venezuela
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           60,000  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      101,803,960 (See Item 5 below)
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           60,000 (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           101,298,406 (See Item 5 below)
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,863,960 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,740,834  (See Item 2(a) below)                /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%(3)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

--------
(3) Based on the number of shares of Class A Common Stock outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 81.0%.


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
         This Statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed by Riverview Media Corp., Gustavo A. Cisneros and Ricardo
J. Cisneros on August 21, 2000 with respect to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND.

         Paragraph (a) of Item 2 is hereby replaced in its entirety with the following:


         (a) This Schedule 13D is filed by Riverview Media Corp. ("Riverview"), Gustavo A. Cisneros ("GAC") and Ricardo J. Cisneros ("RJC", and together with GAC and Riverview, the "Reporting Persons"), each individually and as a member of a "group" (as such term is defined pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended), which has been deemed to have been formed by the Reporting Persons and America Online, Inc., a Delaware corporation ("AOL"). As of the date hereof, AOL beneficially owns (i) 4,000,000 shares of Class A Common Stock, (ii) 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), which represents all of such stock outstanding, (iii) warrants to purchase up to 16,642,500 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), and (iv) currently exercisable options to purchase 240,000 shares of Class A Common Stock. Series B Preferred Stock is convertible into Class B Common Stock at any time on a one share for one share basis, which such Class B Common Stock is convertible into Class A Common Stock at any time on a one share for one share basis. The Reporting Persons disclaim any beneficial ownership of any AOL-LA securities owned directly or indirectly by AOL.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Paragraph 4 of Item 3, which begins with the clause "Immediately before the effectiveness of the Offering", is hereby replaced in its entirety with the following:

         Immediately before the effectiveness of the Offering, AOL-LA became the holding company of, and indirectly acquired all of, AOL Latin America, S.L. and its affiliates through a corporate reorganization (the "Reorganization"). Pursuant to the Reorganization, (i) AOL and the Cisneros Group exchanged their ownership interests in the two holding companies that owned AOL Latin America, S.L. and its affiliates for 101,858,334 shares of Series B Preferred Stock and 99,861,910 shares of AOL-LA's Series C Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), respectively; and (ii) AOL-LA issued a warrant to AOL (the "AOL Warrant") to purchase up to 16,642,500 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock at a per share exercise price equal to the Offering price of $8.00. AOL did not pay any additional consideration to AOL-LA upon the issuance and delivery of the AOL Warrant to AOL.

ITEM 4.           PURPOSE OF TRANSACTION.

         Paragraph 11 of Item 4, which begins with the clause "Pursuant to the Charter", is hereby replaced in its entirety with the following:


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         Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

         (a) amendments to the Charter and By-laws;

         (b) amendments to the Stockholders' Agreement;

         (c) mergers and acquisitions;

         (d) any issuance of, or change in, any capital stock of AOL-LA;

         (e) the transfer of any material assets of AOL-LA;

         (f) loans by AOL-LA in excess of $50,000;

         (g) capital expenditures in excess of $50,000;

         (h) borrowings by AOL-LA in excess of $50,000;

         (i) the declaration of any dividends on securities of AOL-LA;

         (j) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

         (k) the admission of additional Strategic Partners;

         (l) the launce by AOL-LA of AOL-branded TV-and wireless-based online services in Latin America, as well as any agreements between AOL-LA and third parties that relate to these launches;

         (m) the adoption and modification of business plans;

         (n) the appointment or dismissal of AOL-LA's independent auditors;

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
         (o) the establishment of any subsidiary or any material change in a subsidiary's business;

         (p) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to either AOL or the Cisneros Group;

         (q) AOL-LA's establishment of, or any significant modification to, any significant investment or cash management policies;

         (r) AOL-LA's discontinuance of any material business activity;

         (s) AOL-LA's entering any partnership, joint venture or consortium;

         (t) AOL-LA's issuance of press releases containing material non-public information;

         (u) AOL-LA's entering into agreements outside of the ordinary course of its business;

         (v) the approval of the final annual audited consolidated financial statements of any subsidiary;

         (w) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

         (x) adoption or material amendment to any employee benefit or executive compensation plan or severance payment; and

         (y) hiring or firing any personnel with an annual salary in excess of $100,000 or increasing their compensation above $100,000.

Each of these actions requires the unanimous approval of the Special Committee before being submitted for approval by the Board. Because of their role in choosing the members of the Special Committee, both AOL and the Cisneros Group effectively have the power to veto these corporate actions. If either AOL or the Cisneros Group loses its right to representation on the Special Committee, the Special Committee will be dissolved. If the Special Committee is dissolved the approval of the Board as a whole will be required to approve any corporate actions previously evaluated by the Special Committee.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Paragraph 2 of Item 6 is hereby replaced in its entirety with the following:

         In addition, reference is made to (i) the Underwriting Agreement, dated as of August 7, 2000 (the "Underwriting Agreement"), by and among AOL-LA, AOL, Riverview, Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, the underwriters of the Offering, pursuant to which, among other things, the Reporting Persons were required to agree not to dispose of their shares of Class A Common Stock or any securities convertible into or exercisable for Class A Common Stock for a period of 180 days from the date of such letter, subject to certain exceptions; and (ii) the Registration Rights Agreement, dated August 7, 2000, by and among AOL-LA, AOL and Riverview, pursuant to which AOL and Riverview were granted rights to cause AOL-LA to register shares of Class A Common Stock issued to them upon conversion of their shares of B Stock and C Stock, respectively, and in the case of AOL, upon exercise of the AOL Warrant (the "Registration Rights Agreement").


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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct and agrees that this Amendment No. 1 to Schedule 13D is filed on behalf of each of them.

Dated:  August 22, 2000

                                     RIVERVIEW MEDIA CORP.


                                     By: /s/ Cristina Pieretti
                                         -------------------------
                                     Name: Cristina Pieretti
                                     Title:


                                      /s/ Gustavo A. Cisneros
                                     -----------------------------
                                          Gustavo A. Cisneros


                                      /s/ Ricardo J. Cisneros
                                     ------------------------------
                                          Ricardo J. Cisneros


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